SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 20, 2013

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Reports That S&P Maalot has Affirmed the Company's 'iIAA-' Credit Rating and Revised Outlook to Stable on Expected Leverage Reduction in 2014

PARTNER COMMUNICATIONS REPORTS THAT S&P
MAALOT HAS AFFIRMED THE COMPANY'S 'ilAA-'
CREDIT RATING AND REVISED OUTLOOK TO STABLE
ON EXPECTED LEVERAGE REDUCTION IN 2014

ROSH HA'AYIN, Israel, June 20, 2013 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, reports today that Standard & Poor's Maalot ("S&P Maalot"), has affirmed the company's 'iIAA-' credit rating and revised outlook to stable on expected leverage reduction in 2014.

For further information see S&P Maalot's full Report dated June 20, 2013 on: http://www.maalot.co.il/publications/495/FRPar20130620150703.pdf or its informal English translation attached to our Form 6-k to be furnished to the Securities and Exchange Commission today.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, plans to reduce expenses, and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For further information regarding of some of the risks we face, see "Item 3. Key Information  - 3D. Risk Factors", "Item  4. Information on the Company", "Item 5.  Operating and Financial Review and Prospects", "Item 8. Financial Information - 8A. Consolidated Financial Statements and Other Financial Information – 8A.1 Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2012 Annual Report (20-F) filed with the SEC on March 19, 2013. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
The financial results presented in this press release are unaudited financial results.

The results were prepared in accordance with IFRS, other than Adjusted EBITDA and free cash flow before interest payments, which are non-GAAP financial measures.

The financial information is presented in NIS millions (unless otherwise stated) and the figures presented are rounded accordingly.

The convenience translations of the Nominal New Israeli Shekel (NIS) figures into US Dollars were made at the rate of exchange prevailing at March 31, 2013: US $1.00 equals NIS 3.648. The translations were made purely for the convenience of the reader.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand and the 012 Smile brand. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

For more information about Partner, see: http://www.orange.co.il/en/Investors-Relations/lobby/

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

Partner Communications Co. Ltd.

June 20, 2013

Rating Update

'ilAA-' Rating Affirmed And Outlook Revised To Stable On Expected Reduction In Leverage In 2014

Primary Credit Analyst:
Etai Rappel, Tel Aviv, (3)-7539718, etai.rappel@standardandpoors.com

Secondary Credit Analyst:
Osnat Jaeger, London, (44)-20-71767066, osnat.jaeger@standardandpoors.com
Tom Dar, Tel Aviv, (3)-7539722, tom.dar@standardandpoors.com

Table of Contents

Overview
Rating Action
Rationale
Outlook
Ratings List

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot. In the case of any discrepancy with the official Hebrew version published on June 20, 2013, the Hebrew version shall apply.

Partner Communications Co. Ltd.

Ratings Update

'ilAA-' Rating Affirmed And Outlook Revised To Stable On Expected Reduction In Leverage In 2014

Overview

•
We believe Partner will continue to pursue its policy of reducing leverage while refraining from distributing dividends, so that its leverage ratios will be commensurate with its current rating by next year.

•	In our opinion, Partner’s business risk profile has increased due to heightened competition as new mobile network operators have entered the market.
•	We are affirming the ‘ilAA-‘ rating on Israel-based telecommunications company, Partner Communications Co. Ltd., and revising the outlook on the rating to stable from negative.
•
The stable outlook reflects our assessment that, in the short term, the company will continue to pursue its financial policy that supports a reduction in leverage, such that it will manage to maintain financial metrics that we consider commensurate with the current rating, despite continued challenges in the telecoms sector.

Rating Action

On June 20, 2013, Standard & Poor's Maalot affirmed the ‘ilAA-‘ rating on Israel-based telecommunications company, Partner Communications Co. Ltd., and at the same time revised the outlook on the rating to stable from negative.

Rationale

The affirmation of the rating on Partner reflects our assessment that the company will continue in the short term to pursue its financial policy of reducing its leverage while refraining from distributing dividends. The reduction in leverage will allow Partner, in our opinion, to maintain financial metrics which we consider commensurate with the current rating, despite market conditions which we expect will continue to be challenging.

We believe that the adjusted ratio of debt to EBITDA will reach about 3.6x at the end of 2013 and 3.3x at the end of 2014. The worsening of Partner’s credit metrics in 2013, compared to 2012, reflects the competitive pressure which became more significant in 2012-2013 compared to 2011, pushing adjusted EBITDA margins down to a level of 28% in 2012 from 32% in 2011 and from 39% in 2010. In our opinion, revenues will continue to fall in 2013, stabilizing in 2014. Most of this decrease, we believe, will be due to a fall in income from cellular services. Partner began taking some cost-cutting measures toward the end of 2011, though we believe it still has more to do on this score.

In our base-case scenario, we expect Partner to maintain its market share of about 30% in 2013-2014, and assume that it will not distribute dividends in 2013. In the medium term, we believe Partner faces growth opportunities, such as 4G investments, television services based on Internet protocol (IPTV), and the field of fixed-line activities following reforms in the wholesale market. However, the impact of these growth opportunities remains unclear, since they require additional investments which could weaken the company’s credit metrics and which lead to a negative rating action.

Partner Communications Co. Ltd.

Liquidity

According to our criteria, Partner has “adequate” liquidity. We believe that the ratio of the company’s sources to uses in 2013 will reach about 1.2x.

We assume that Partner's major sources of liquidity in 2013 are:
•	Cash and short-term investments of new Israeli shekel (NIS) 548 million ($152 million) as of Dec. 31, 2012; and
•	Cash flow operating activity of NIS 1.2 billion.

We assume that the main uses will be:
•	Repayment of principal of NIS 700 million;
•	Capital expenditure of NIS 450 million; and
•	Securitization of receivables of NIS 250 million, according to the assumptions in our methodology on securitizations.

Outlook

The stable outlook reflects our assessment that the company will continue in the short term to pursue a financial policy that supports a reduction in leverage, such that it will maintain credit metrics that we consider commensurate with the current rating, despite continued challenges in the telecommunications sector. We regard an adjusted ratio of debt to EBITDA of about 3.5x and adjusted EBITDA margin of about 25% as being commensurate with the current rating.

We could raise Partner’s rating if the company shows an adjusted ratio of debt to EBITDA of less than 3.0x and adjusted EBITDA margin of more than 30%. We also anticipate that Partner will maintain a level of liquidity that balances the company’s investment needs.

We would consider lowering the rating if the company presents an adjusted ratio of debt to EBITDA of more than 4.0x and if its adjusted EBITDA margin is less than 20%.

Related Research

Criteria | Corporates | General: Methodology And Assumptions: Standard & Poor's Standardizes Liquidity Descriptors For Global Corporate Issuers, September 28, 2011

Ratings List

	To	From
Partner Communications Co. Ltd.
Corporate credit rating	ilAA-/Stable	ilAA-/Negative
Bond series B	ilAA	ilAA-
Bond series C	ilAA-	ilAA-
Bond series D	ilAA	ilAA-
Bond series E	ilAA-	ilAA-

Partner Communications Co. Ltd.

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons.  The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market.  The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights.  This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: June 20, 2013